December 10, 2009

United States Securities and Exchange Commission
Donald F. Delaney
Division of Corporate Finance
Washington, D.C. 20549-4628
File No. 000-31555

Response to letter dated 11/19/09, received 11/24/09:

Comment to # 1 of letter dated 11/19/09
Revenue Recognition page 21
Response to original SEC comment letter question #1.

Revised disclosure on 10-KSB for 2009 will be as follows:
Revenue Recognition

Systems royalty fees represent a 5% charge on franchised stores’ net retail and wholesale sales.  Royalty revenues are recognized on the accrual basis using actual franchise receipts.  Generally, franchisees report and remit royalties on a weekly basis which are supported by register tapes.  Quarter-end and year-end numbers are recorded on an accrual basis and provided by actual numbers from reports received no later than nine days Estimates are used in a few cases where actual has not been received, the amount is immaterial to the total accrual.

SAB Topic 13
Revised disclosure on 10-KSB for 2009 will be as follows:
Response to original SEC comment letter question #2

The Company earns a licensing fee from the sale of par-baked bagels from a third-party commercial bakery and from the sale of coffee from a coffee bean roaster and for the sale of BAB branded product to the franchised and licensed units noted in the table below.  The licensing fees received are derived either from these proprietary or recommended products primarily from sales to the franchise network.  The Company records revenues on an accrual basis based on actual and estimated sales to the units.

This is where the 2009 chart with stores opened and unopened will be inserted
XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX

Comment to # 1 of letter dated 11/19/09 – Cont’d

License fees and other income primarily consists of license fees, Sign Shop revenue, and defaulted and terminated franchise contract revenue.  Revenue is recorded on an accrual basis.  Actual amounts for license fees are recorded with a few estimates.   Total estimates would be immaterial.  Recorded revenue for Sign Shop and defaulted and terminated franchise contract revenue are actual amounts.

Response to original SEC comment letter question #4.
Revised disclosure on 10-KSB as follows: page 22
Marketing Fund

Systems established a Marketing Fund during 1994.  Franchisees and the Company-owned      store are required to contribute to the Marketing Fund based on their net retail sales. Domestic franchise-operated units are required to contribute a fixed percentage of their net retail sales to the Marketing Fund.  Liabilities for unexpended funds received from franchisees are included as a separate line item in accrued expenses and Marketing Fund cash accounts are included in restricted funds in the accompanying Consolidated Balance Sheet.
The Marketing Fund also earns revenues from commissions paid by certain vendors on the sale of BAB licensed products to franchisees.

Comment to # 2 of letter dated 11/19/09
We will be filing amended 10-KSB returns as indicated in our original response and as included below.

Controls and Procedures, page 32

6.  The following is proposed revised disclosure for the 2008 10-KSB filing: page 33

ITEM 8A. CONTROLS AND PROCEDURES

BAB, Inc.’s Chief Executive Officer and Chief Financial Officer have evaluated the Company’s disclosure controls and procedures, as defined in Item 308T(a) of Regulation S-B of the Securities Exchange Act of 1934, as of the end of the period covered by this report, and they have concluded that these controls and procedures were effective (i) to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (ii) to ensure that information required to be disclosed by us in the reports that we submit under the Exchange Act is accumulated and communicated to our management, including our executive and financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting
.
Our management is responsible for establishing and maintaining adequate internal control over financial reporting.  Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and the Chief Financial Officer, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principals.

Our evaluation of internal control over financial reporting includes using the COSO framework, an integrated framework for the evaluation of internal controls issued by the Committee of Sponsoring Organizations of the Treadway Commission, to identify the risks and control objectives related to the evaluation of our control environment.

Based on our evaluation under the framework described above, our management, including the Chief Executive Officer and Chief Financial Officer, concluded that the Company’s internal controls and procedures were effective over financial reporting as of November 30, 2008.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation requirements by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permits the Company to provide only management’s report in this annual report.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal controls or in other factors that could materially affect these controls over financial reporting during the last fiscal quarter. We have not identified any significant deficiencies or material weaknesses in our internal controls, and therefore there were no corrective actions taken.

EXHIBIT 3.1 - Certificate of Incorporation

See Form 10-KSB for year ended November 30, 2006

EXHIBIT 3.2 - Bylaws of BAB, Inc.

See Form 10-KSB for year ended November 30, 2006

EXHIBIT 21.1 – List of Subsidiaries of the Company
BAB Systems, Inc., an Illinois corporation
BAB Operations, Inc., an Illinois corporation
Brewster’s Franchise Corporation, an Illinois corporation
My Favorite Muffin Too, Inc., a New Jersey corporation

Exhibit 31.1

CERTIFICATION OF THE CHIEF EXECUTIVE OFFICER PURSUANT TO RULE 13A-14 (a) OR RULE 15d-14 (a) OF THE SECURITIES EXCHANGE ACT OF 1934.

I, Michael W. Evans, certify that:

(1)	I have reviewed this annual report on Form 10-KSB/A of BAB, Inc.

(2)
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3)
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4)
The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a -15(e) and 15d -15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a – 15(f) and 15d -15(f) for the registrant and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information  relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

(5)
The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: December xx, 2009	By / s/ Michael W. Evans

(date of filing)	Michael W. Evans, Chief Executive Officer

Exhibit 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO RULE 13A-14 (a) OR RULE 15d-14 (a) OF THE SECURITIES EXCHANGE ACT OF 1934.

I, Jeffrey M. Gorden, certify that:

(1)	I have reviewed this annual report on Form 10-KSB/A of BAB, Inc.

(2)
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3)
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

(4)
The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a -15(e) and 15d -15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a – 15(f) and 15d -15(f) for the registrant and have:

a.
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information  relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

(5)
The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a.
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: December xx, 2009	By: /s/ Jeffrey M. Gorden

(date of filing)	Jeffrey M. Gorden, Chief Financial Officer

Exhibit 32.1
BAB, Inc.
CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the BAB, Inc. (the "Company") Annual Report on Form 10-KSB/A for the period ended November 30, 2008, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Michael W. Evans, Chief Executive Officer of the Company, certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

1.	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities and Exchange Act of 1934, as amended; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition, results of operations, and cash flows of the Company.

Date: December xx, 2009	By:	/s/ Michael W. Evans

(date of filing)		Michael W. Evans, Chief Executive Officer

Exhibit 32.2

BAB, Inc.
CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the BAB, Inc. (the "Company") Annual Report on Form 10-KSB/A for the period ended November 30, 2008, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Jeffrey M. Gorden, Chief Financial Officer of the Company, certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

1.	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities and Exchange Act of 1934, as amended; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition, results of operations, and cash flows of the Company.

Date: December xx, 2009	By:	/s/ Jeffrey M. Gorden

(date of Filing)		Jeffrey M. Gorden, Chief Financial Officer